Exhibit 99.1

Operating and Financial Review and Prospects

The activities of Elbit Imaging Ltd. (“Elbit” or the “Company”) are divided into the following principal fields: (i) Commercial and Entertainment Centers - initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) Hotels - hotel operation and management, primarily in major European cities; (iii) Image Guided Treatment - investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - initiation, construction and sale of residential projects and other mixed-use real property projects, predominantly residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; (vi) Yielding Real Properties - investment in commercial real property - in the United States and (vii) Other Activities - (a) venture capital investments; and (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages.

We may from time to time make written or oral forward-looking statements, including in filings with the U.S. Securities and Exchange Commission (“SEC”), in reports to shareholders press releases and investor webcasts. Any forward-looking statements include statements regarding the intent, belief or current expectations of Elbit and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the SEC including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” Any forward-looking statements speak only as of the date of such statement, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

On April 22 2010, EPN GP, LLC (“EPN”) (a real estate investment venture jointly formed by Elbit Plaza USA L.P.  a subsidiary of Elbit and Plaza Centers N.V ("PC") and Eastgate Property("Eastgate") entered into a series of agreements for the investment in EDT Retail Trust (formerly known as Macquarie DDR Trust) ("EDT"), an Australian investment trust which manages two US REIT portfolios located in 23 states in the United States. EPN holds 48% approximate ownership interest in EDT.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited interim consolidated financial data for the period ended June 30, 2010 and in conjunction with our consolidated financial statements and the related notes and other financial information included in our annual report on Form 20-F for the year ended December 31, 2009.

Six months ended June 30, 2010 compared to corresponding period in 2009

Consolidated revenues for the six-month period ended June 30, 2010 were NIS 723.5 million (US$ 186.7 million) as compared to NIS 383.3 million reported in the corresponding period of 2009.

The increase is mainly attributable to gain from a bargain purchase of EDT in the amount of NIS 385 million, executed by EPN, which is 43% held by the Company (a bargain purchase occurs if on the acquisition date the fair value of the identifiable assets acquired and liabilities assumed, exceeds the aggregate value of consideration transferred). The gain was recorded as a result of the acquisition of a 48% stake in EDT, an Australian investment trust which manages two US REIT portfolios located in 23 states in the United States, executed in June 2010.

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Revenues from commercial centers increased in the first half of 2010 to NIS 47.3 million (US$12.2 million) as compared to NIS 41.9 million in the corresponding period of 2009. This increase is mainly attributable to the operation of four completed commercial and entertainment centers in the first half of 2010 compared to two in the corresponding period last year. In the first half of 2010 and 2009, we did not sell any commercial centers, which is in line with our strategy to hold and operate our commercial centers until they meet our expected yield or market conditions improve.

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Cost of commercial centers decreased in the first half of 2010 to NIS 77 million (US$19.8 million) as compared to NIS 88.4 million in the corresponding period of 2009. This decrease is mainly attributable to: (i) devaluation of the EURO against the NIS; and (ii) a decrease in stock -based compensation expenses, and is offset by an increase in direct cost of operations of commercial centers.

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Revenues from hotels operations and management increased in the first half of 2010 to NIS 193.9 million (US$50 million) as compared to NIS 188.9 million in the corresponding period of 2009. This increase is mainly attributable to the improvement in revenues from our hotels in the United Kingdom and Belgium, and our new hotel in Schiphol, Holland, and is offset by the devaluation of the EURO and the British Pound (the functional currencies in which our hotels operate) against the NIS.

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Costs and expenses from hotels operations and management decreased in the first half of 2010 to NIS 163.9 million (US$42.2million) as compared to NIS 175.4 million in the corresponding period of 2009. This decrease is mainly attributable to the devaluation of the EURO and the British Pound against the NIS.

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Revenues from sale of medical systems decreased in the first half of 2010 to NIS 16.2 million (US$4.2 million) as compared to NIS 24.5 million in the corresponding period of 2009. The decrease is attributable to the number of the systems sold in the first half of 2010 compared to corresponding period of 2009.

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Costs and expenses of medical systems operations decreased in the first half of 2009 to NIS 32.1 million (US$8.2 million) as compared to NIS 33.3 million in the corresponding period of 2009. The decrease attributable to the fixed costs that do not fluctuate with changes in sales volume.

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Revenues from sale of fashion merchandise increased to NIS 81.3 million (US$20.9 million) in the first half of 2010 as compared to NIS 49.8 million in the corresponding period of 2009. This increase is mainly attributable to (i) the operation of GAP stores which commenced in mid-2009; and (ii) improvement in the revenues of the existing Mango stores.

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Cost and expenses of fashion merchandise increased to NIS 90.4 million (US$23.3 million) in the first half of 2010 as compared to NIS 56.7 million in the corresponding period of 2009. This increase is mainly attributable to the increase in retail operations as mentioned above.

Research and development expenses decreased to NIS 29.6 million (US$7.6 million) in the first half of 2010 as compared to NIS 33.3 million in the corresponding period of 2009. These costs and expenses are attributable to our medical systems operations.

General and administrative expenses increased to NIS 34.6 million (US$8.9 million) in the first half of 2010 as compared to NIS 33.8 million in the corresponding period of 2009.

Net financial expenses decreased to NIS 151 million (US$38.9 million) in the first half of 2010 as compared to NIS 167 million in the corresponding period of 2009. Such decrease is comprised of:

(i)
A decrease in the amount of NIS 103 million (US$27.3 million), attributable mainly to non-cash income derived from changes in fair value of financial instruments (mainly Plaza Centers notes, currency and interest hedge transactions, derivatives and marketable securities all measured at fair value through profit and loss) which contribute to income of NIS 14.4 million (US$3.8 million), in the first half of 2010 as compared to expenses of NIS 88.6 million in the first half of 2009;

(ii)
An increase in the amount of NIS 79 million (US$ 21 million), in non-cash expenses related to exchange rate differences in the amount of NIS 80 million (US$21.3 million), in the first half 2010 as compared to exchange rate expenses of NIS 0.5 million in the corresponded period of 2009. The increase is mainly attributable to exchange rate losses of Plaza Center's notes as a result of the devaluation of 12.5% in the EURO against the NIS.

(iii)
An increase in interest expenses, net (net of: (I) interest income, (II) capitalization of financial expenses to qualified assets and including CPI linkage on borrowing) in the first half of 2010 to NIS 85.5 million, as compared to NIS 77 million in the corresponding period of 2009. Such increase mainly attributable to the increase in interest receive from deposit in the first half of 2009.

Impairments, charges and other expenses, net, decreased to NIS 17.8 million (US$4.6 million) in the first half of 2010, as compared to NIS 60.7 million in the corresponding period of 2009. The decrease is attributable mainly to impairment charges of trading property in the first half of 2009.

Income before taxes in the first half of 2010 was NIS 122.3 million (US$31.5 million) as compared to loss before tax of NIS 272.8 million in the corresponding period of 2009.

Income tax in the first half of 2010 was NIS 17.3 million (US$4.4 million) as compared to tax benefit in the amount of NIS 30 million in the corresponding period of 2009. The income tax is attributable mainly to deferred taxes. The income tax in the first half of 2010 is attributable to realization of tax loss carry forward as compare to tax benefits in the first half of 2009 attributable mainly to change in the fair value of the debentures of PC.

Net Profit in the first half of 2010 was NIS 105 million (US$27.1 million) of which NIS 80.4 million (US$ 20.7 million) was attributable to the equity holders of the Company and net profit of NIS 24.6 million (US$ 6.3 million) was attributable to the non-controlling interest, as compared to a loss in the first half of 2009 of NIS 243.3 million of which NIS 186.1 million was attributable to the equity holders of the Company and NIS 57.2 million was attributable to the non-controlling interest.